amec

British Columbia Securities Commission	Alberta Securities Commission
701 West Georgia Street	4th Floor, 300 - 5th Avenue S.W.
P.O. Box 10142, Pacific Centre	Calgary, Alberta
Vancouver, B.C.	T2P 3C4
V7Y 1L2

U.S. Securities and Exchange Commission
450 5th Street NW
Washington, D.C. 20549
U.S.A.

2 February 2004

Dear Sirs:

Re: Birch Mountain Resources Ltd.

In regard to the filing of the Birch Mountain Resources Ltd. technical report entitled "Muskeg Valley Project, Independent Qualified Person's Report and Technical Report" dated 2 February 2004 (the "Muskeg Valley Technical Report"), and the News Release and Material Change Report, each dated February 2, 2004, the undersigned hereby consents to:

(a)	The filing of the Muskeg Valley Technical Report;
(b)	The written disclosure of the Muskeg Valley Technical Report and such extracts from this report that have been included in the News Release and the Material Change Report.

I confirm that the I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the Muskeg Valley Technical Report, or that the written disclosure contains any misrepresentation of the information contained in the Muskeg Valley Technical Report.

AMEC E&C Services Limited
111 Dunsmuir Street, Suite 400
Vancouver, B.C. V6B 5W3
Tel +1 604-664-3471
Fax +1 604-664-3057